SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 April 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Final Dividend - Pence Sterling Amount Payable dated 27 April 2022

Exhibit No: 99.1

 27 April 2022

InterContinental Hotels Group PLC ("IHG")

Final Dividend - Pence Sterling Amount Payable

On 22 February 2022, the Board of IHG announced a final dividend for 2021 of 85.9 cents per share and that the corresponding amount in Pence Sterling per share would be announced on 27 April 2022. Subject to shareholder approval at IHG's Annual General Meeting on 6 May 2022, the final dividend will be paid on 17 May 2022 to shareholders on the register at the close of business on 1 April 2022.

The Pence Sterling amount payable in respect of the final dividend has been determined with reference to the average of the market exchange rates on the three working days commencing 22 April 2022, using the WM/Reuters closing mid-point spot rate as at 4:00pm (London time), as published in the Financial Times, resulting in an applicable exchange rate of £1:US$1.2726.

Accordingly, the Pence Sterling amount payable to Shareholders in relation to the final dividend will be 67.50 pence per ordinary share.

For further information, please contact:

Investor Relations	Stuart Ford (+44 (0)7823 828 739)	Joe Simpson (+44 (0)7976 862 072)
Media Relations	Amy Shields (+44 (0)7881 035 550)	Claire Scicluna (+44 (0)7776 778 808)

About IHG Hotels & Resorts

IHG Hotels & Resorts [LON:IHG, NYSE:IHG (ADRs)] is a global hospitality company, with a purpose to provide True Hospitality for Good.

With a family of 17 hotel brands and IHG Rewards, one of the world's largest hotel loyalty programmes, IHG has nearly 6,000 open hotels in more than 100 countries, and a further 1,800 in the development pipeline.

-     Luxury & Lifestyle: Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental Hotels & Resorts, Vignette Collection, Kimpton Hotels & Restaurants, Hotel Indigo
-     Premium: voco hotels, HUALUXE Hotels & Resorts, Crowne Plaza Hotels & Resorts, EVEN Hotels
-     Essentials: Holiday Inn Hotels & Resorts, Holiday Inn Express, avid hotels
-     Suites: Atwell Suites, Staybridge Suites,  Holiday Inn Club Vacations, Candlewood Suites

InterContinental Hotels Group PLC is the Group's holding company and is incorporated and registered in England and Wales. Approximately 325,000 people work across IHG's hotels and corporate offices globally.

Visit us online for more about our hotels and reservations and IHG Rewards. For our latest news, visit our Newsroom and follow us on LinkedIn, Facebook and Twitter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	29 April 2022